15046399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BDA Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, Suite 2310
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Pullano, CFO (212) 265-5300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William R. Pullano, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BDA Advisors Inc., (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William R. Pullano, Chief Financial Officer

Sworn and subscribed to before me this 24 day of February, 20 15

LESLIE ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 20 18

Notary Public

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Shareholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9-10
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	11
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	12

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
BDA Advisors Inc.

We have audited the accompanying financial statements of BDA Advisors Inc., (the "Company") (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BDA Advisors Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

BDA ADVISORS INC.
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Cash	$	481,405
Receivables		25,000
Total Assets	$	506,405

LIABILITIES AND TOTAL SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	49,897
Provision for bonus		285,000
Total Liabilities		334,897
Contingencies		-
Common stock, no par value		60,000
Retained earnings		111,508
Total Shareholder's Equity		171,508
Total Liabilities and Shareholder's Equity	$	506,405

The accompanying notes are an integral part of these financial statements.

BDA ADVISORS INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014

Revenue:	$1,681,623
Costs and Expenses:	
Salaries & Benefits	1,158,241
Rent	84,000
Fees paid to other broker-dealers	27,500
Professional & consulting fees	311,360
Office costs	21,832
Regulatory fees	12,123
Total Costs and Expenses	1,615,056
Income before income taxes	66,567
Income tax provision	32,305
Net income	$ 34,262

The accompanying notes are an integral part of these financial statements.

BDA ADVISORS INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:	
Net income	$ 34,262
Adjustment to reconcile net loss to net cash (used) by operating activities:	
Decrease in prepaid expense	12,730
Decrease in receivables	33,723
(Decrease) in accounts payable and accrued expenses	(35,625)
(Decrease) in provision for bonus	(310,000)
(Decrease) in provision for income taxes	(45,348)
Net Cash (Used) By Operating Activities	(310,258)
Cash Flows From Investing Activities:	-
Cash Flows From Financing Activities:	-
Net (Decrease) In Cash	(310,258)
Cash at beginning of the year	791,663
Cash at end of the year	$ 481,405

The accompanying notes are an integral part of these financial statements.

BDA ADVISORS INC.
(A DEVELOPMENT STAGE ENTITY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2014	$ 60,000	$ 77,246	$ 137,246
Net income	-	34,262	34,262
Balance, December 31, 2014	$ 60,000	$ 111,508	$ 171,508

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BDA Advisors Inc. (Company) was formed on April 19, 2011 in the State of New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in mergers and acquisitions advisory services, and is licensed to do private placements. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is December 31.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2014, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $146,508, which was $124,181 in excess of its required minimum capital requirement.

4. INCOME TAXES

The Company has not elected to be taxed as an S corporation and, as a result, files federal Form 1120 U.S. Corporation Income Tax Return and NYS CT-4 General Business Corporation Franchise Tax Return. The Company recorded Federal and NYS income tax expense of $32,305 in 2014. The company was also subject to the NYC General Corporation Tax, and the MTA General Business Corporation MTA Surcharge.

5. RELATED PARY TRANSACTIONS

Expense Sharing Agreement

The Company entered an expense agreement with Business Development Asia (HK) Inc. (Affiliate) on December 15, 2013. Affiliate will pay for the following expenses (benefits, IT, information and telecom, equipment, office supplies, travel and entertainment, furnishings, leasehold improvements, postage and delivery) on behalf of the Company.

The expenses paid by Affiliate will be billed directly to Affiliate by vendor or other party and any contracts or leases will be between Affiliate and vendor or other party. The Company has no obligation, directly or indirectly, to reimburse or otherwise compensate Affiliate for paying the expense above.

The expenses agreement will be continuous until amended in writing by either party at their sole discretion.

Consulting Agreement

The Company has a consulting agreement with Business Development Asia (HK) Ltd., its Hong Kong based Parent. The Parent, in connection with the Parent's subsidiaries, will perform consulting work in Asia and Europe, from time to time, in connection with the Company's mergers and acquisition engagements. A fee is paid to the Parent by the Company in relation to the volume of work performed by the Parent, as determined each calendar quarter. The consulting fees are included in the income statement as part of professional and consulting fees.

The Company paid its parent $300,000 in consulting fees in 2014.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2015, the date on which these statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

BDA ADVISORS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:	
Total stockholder's equity	$ 171,508
Deductions and/or charges:	
Non-allowable assets:	
Receivables	(25,000)
Net capital before haircuts on securities positions	146,508
Haircuts on securities positions	-
Undue concentration	-
Net Capital	146,508
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 334,897
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required based on AI (6-2/3% of aggregate indebtedness)	$ 22,327
Minimum net capital required	$ 5,000
Excess net capital	$ 124,181
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 113,018
Percentage of aggregate indebtedness to net capital is	229%

The above computation agrees with the December 31, 2014 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Shareholders and Board of Directors of
BDA Advisors Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BDA Advisors Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating BDA Advisors Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). BDA Advisors Inc.'s management is responsible for the BDA Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2015

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
BDA Advisors Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) BDA Advisors Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that BDA Advisors Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 20, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

7*7*********449*******************ALL FOR AADC 100
069049 FINRA DEC
BDA ADVISORS INC
1270 AVENUE OF THE AMERICAS STE 2310
NEW YORK NY 10020-1806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bill Pullano (212) 265-5300

2. A. General Assessment (item 2e from page 2) $ 4,204

   B. Less payment made with SIPC-6 filed (**exclude interest**) (3,735)

   July 17, 2014
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) ______

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

   F. Total assessment balance and interest due (or overpayment carried forward) $ 469-

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 469-

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BDA Advisors Inc.
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of______________, 20_____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,681,623
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,681,623
2e. General Assessment @ .0025	$ 4,204
	(to page 1, line 2.A.)

BDA

Assertions Regarding Exemption Provisions

We, as members of management of BDA Advisors Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

BDA Advisors Inc.

By: ______________________

William R. Pullano, Chief Financial Officer

February 20, 2015

1270 Avenue of the Americas, Suite 2310, New York NY 10020
Tel: 212 265 5300 | Fax: 212 265 4300